GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Funding Mtg Sec I, 2006-S4
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	04/27/2006
	First Distribution Date:	05/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	11/21/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	11/27/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	10/31/2006
8. Collateral Summary	Definitive:	10/31/2006
9. Repurchase Information		
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Us Bank, Inc.
12. Loss Mitigation and Servicing Modifications	Main Telephone:	651-495-7000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report *(Not Applicable)*	Bond Administrator:	Jocelyn Manilay
15. Distribution Percentages	Telephone:	818-260-1504
16. Overcollateralization Summary *(Not Applicable)*	Pool(s) :	40334
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S4

November 27, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	762010AA4	77,887,000.00	77,114,443.08	6.00000000	183,942.66	385,572.22	569,514.88	0.00	0.00	0.00	76,930,500.42
A-2	762010AB2	40,000,000.00	39,123,105.54	6.00000000	214,353.21	195,615.53	409,968.74	0.00	0.00	0.00	38,908,752.33
A-3	762010AC0	94,464,000.00	92,393,126.05	5.50000000	506,216.54	423,468.49	929,685.03	0.00	0.00	0.00	91,886,909.51
A-4	762010AD8	7,872,000.00 [1]	7,699,427.17 [1]	6.00000000	0.00	38,497.14	38,497.14	0.00	0.00	0.00	7,657,242.46 [1]
A-5	762010AE6	40,487,000.00	40,487,000.00	6.00000000	0.00	202,435.00	202,435.00	0.00	0.00	0.00	40,487,000.00
A-6	762010AF3	4,635,000.00	4,635,000.00	6.00000000	0.00	23,175.00	23,175.00	0.00	0.00	0.00	4,635,000.00
A-7	762010AG1	30,300,000.00	30,300,000.00	6.00000000	0.00	151,500.00	151,500.00	0.00	0.00	0.00	30,300,000.00
A-8	762010AH9	9,494,000.00	2,719,320.82	6.00000000	847,486.29	0.00	847,486.29	0.00	0.00	13,596.60	1,885,431.13
A-9	762010AJ5	1,997,000.00	2,057,663.89	6.00000000	0.00	0.00	0.00	0.00	0.00	10,288.32	2,067,952.21
A-10	762010AK2	1,092,000.00	1,092,000.00	6.00000000	0.00	5,460.00	5,460.00	0.00	0.00	0.00	1,092,000.00
A-P	762010AL0	2,574,100.69	2,552,582.24	0.00000000	2,400.16	0.00	2,400.16	0.00	0.00	0.00	2,550,182.08
A-V	762010AM8	313,917,718.23 [1]	303,417,764.95 [1]	0.11277299	0.00	28,514.44	28,514.44	0.00	0.00	0.00	301,679,725.34 [1]
R-I	762010AN6	50.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	762010AV8	50.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	762010AP1	5,964,500.00	5,940,618.04	6.00000000	4,085.26	29,703.09	33,788.35	0.00	0.00	0.00	5,936,532.78
M-2	76010AQ9	1,883,600.00	1,876,058.03	6.00000000	1,290.13	9,380.29	10,670.42	0.00	0.00	0.00	1,874,767.90
M-3	762010AR7	1,255,700.00	1,250,672.16	6.00000000	860.07	6,253.36	7,113.43	0.00	0.00	0.00	1,249,812.09
B-1	762010AS5	627,900.00	625,385.88	6.00000000	430.07	3,126.93	3,557.00	0.00	0.00	0.00	624,955.81
B-2	762010AT3	627,900.00	625,385.88	6.00000000	430.07	3,126.93	3,557.00	0.00	0.00	0.00	624,955.81
B-3	762010AU0	627,917.54	625,403.35	6.00000000	430.08	3,127.02	3,557.10	0.00	0.00	0.00	624,973.27
Deal Totals		**313,917,718.23**	**303,417,764.96**		**1,761,924.54**	**1,508,955.44**	**3,270,879.98**	**0.00**	**0.00**	**23,884.92**	**301,679,725.34**

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S4
November 27, 2006

1.Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	762010AA4	990.08105435	2.36166061	4.95040533	7.31206594	0.00000000	0.00000000	987.71939374
A-2	762010AB2	978.07763850	5.35883025	4.89038825	10.24921850	0.00000000	0.00000000	972.71880825
A-3	762010AC0	978.07763857	5.35883024	4.48285580	9.84168604	0.00000000	0.00000000	972.71880833
A-4	762010AD8	978.07763847	0.00000000	4.89038872	4.89038872	0.00000000	0.00000000	972.71880843
A-5	762010AE6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-6	762010AF3	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-7	762010AG1	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-8	762010AH9	286.42519697	89.26546134	0.00000000	89.26546134	1.43212555	0.00000000	198.59186118
A-9	762010AJ5	1,030.37751127	0.00000000	0.00000000	0.00000000	5.15188783	0.00000000	1,035.52939910
A-10	762010AK2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	762010AL0	991.64040083	0.93242662	0.00000000	0.93242662	0.00000000	0.00000000	990.70797421
A-V	762010AM8	966.55189347	0.00000000	0.09083412	0.09083412	0.00000000	0.00000000	961.01528465
R-I	762010AN6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	762010AV8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	762010AP1	995.99598290	0.68492916	4.97997988	5.66490905	0.00000000	0.00000000	995.31105373
M-2	76010AQ9	995.99598110	0.68492780	4.97997983	5.66490762	0.00000000	0.00000000	995.31105330
M-3	762010AR7	995.99598630	0.68493271	4.97997929	5.66491200	0.00000000	0.00000000	995.31105360
B-1	762010AS5	995.99598662	0.68493391	4.97998089	5.66491480	0.00000000	0.00000000	995.31105272
B-2	762010AT3	995.99598662	0.68493391	4.97998089	5.66491480	0.00000000	0.00000000	995.31105272
B-3	762010AU0	995.99598699	0.68493070	4.97998511	5.66491581	0.00000000	0.00000000	995.31105629

Deal Factor :	96.10152846%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/01/2006	10/31/2006	30/360	77,114,443.08	6.00000000	385,572.22	0.00	0.00	0.00	0.00	385,572.22	0.00
A-2	10/01/2006	10/31/2006	30/360	39,123,105.54	6.00000000	195,615.53	0.00	0.00	0.00	0.00	195,615.53	0.00
A-3	10/01/2006	10/31/2006	30/360	92,393,126.05	5.50000000	423,468.49	0.00	0.00	0.00	0.00	423,468.49	0.00
A-4	10/01/2006	10/31/2006	30/360	7,699,427.17 [1]	6.00000000	38,497.14	0.00	0.00	0.00	0.00	38,497.14	0.00
A-5	10/01/2006	10/31/2006	30/360	40,487,000.00	6.00000000	202,435.00	0.00	0.00	0.00	0.00	202,435.00	0.00
A-6	10/01/2006	10/31/2006	30/360	4,635,000.00	6.00000000	23,175.00	0.00	0.00	0.00	0.00	23,175.00	0.00
A-7	10/01/2006	10/31/2006	30/360	30,300,000.00	6.00000000	151,500.00	0.00	0.00	0.00	0.00	151,500.00	0.00
A-8	10/01/2006	10/31/2006	30/360	2,719,320.82	6.00000000	13,596.60	0.00	13,596.60	0.00	0.00	0.00	0.00
A-9	10/01/2006	10/31/2006	30/360	2,057,663.89	6.00000000	10,288.32	0.00	10,288.32	0.00	0.00	0.00	0.00
A-10	10/01/2006	10/31/2006	30/360	1,092,000.00	6.00000000	5,460.00	0.00	0.00	0.00	0.00	5,460.00	0.00
A-V	10/01/2006	10/31/2006	N/A	303,417,764.95 [1]	0.11277299	28,514.44	0.00	0.00	0.00	0.00	28,514.44	0.00
M-1	10/01/2006	10/31/2006	30/360	5,940,618.04	6.00000000	29,703.09	0.00	0.00	0.00	0.00	29,703.09	0.00
M-2	10/01/2006	10/31/2006	30/360	1,876,058.03	6.00000000	9,380.29	0.00	0.00	0.00	0.00	9,380.29	0.00
M-3	10/01/2006	10/31/2006	30/360	1,250,672.16	6.00000000	6,253.36	0.00	0.00	0.00	0.00	6,253.36	0.00
B-1	10/01/2006	10/31/2006	30/360	625,385.88	6.00000000	3,126.93	0.00	0.00	0.00	0.00	3,126.93	0.00
B-2	10/01/2006	10/31/2006	30/360	625,385.88	6.00000000	3,126.93	0.00	0.00	0.00	0.00	3,126.93	0.00
B-3	10/01/2006	10/31/2006	30/360	625,403.35	6.00000000	3,127.02	0.00	0.00	0.00	0.00	3,127.02	0.00
Deal Totals				**300,865,182.72**		**1,532,840.36**	**0.00**	**23,884.92**	**0.00**	**0.00**	**1,508,955.44**	**0.00**

1.Notional Balance

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S4
November 27, 2006

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount (1)	Compensating Interest (2)	Net Prepayment Interest Shortfall Amount (1) - (2)=(3) (3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	1,519.32	1,519.32	0.00	0	0.00	63,169.76	14,549.99	21,293.78	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	675	659	N/A	146	4	0	0	0	655
	Balance/Amount	313,917,718.23	303,417,764.95	209,016.02	57,406.23	1,471,617.36	N/A	0.00	0.00	301,679,725.34

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.37473944	6.37458253	350.41	350.41	6.06229639	6.06222240	6.06229639	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	5.89%	5.68%	6.49%		5.83%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	645	298,205,446.29	0	0.00	0	0.00	0	0.00	0.00	645	298,205,446.29
30 days	9	3,319,235.25	0	0.00	0	0.00	0	0.00	0.00	9	3,319,235.25
60 days	1	155,043.80	0	0.00	0	0.00	0	0.00	0.00	1	155,043.80
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**655**	**301,679,725.34**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**655**	**301,679,725.34**
Current	98.47%	98.85%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.47%	98.85%
30 days	1.37%	1.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.37%	1.10%
60 days	0.15%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%	0.05%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

11. Delinquency Data

	Totals			Totals			Totals			Totals			Totals	
	Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance
1 Month	9 1.37%	3,319,235.25 1.10%	13 Months	0 0.00%	0.00 0.00%	25 Months	0 0.00%	0.00 0.00%	37 Months	0 0.00%	0.00 0.00%	49 Months	0 0.00%	0.00 0.00%
2 Months	1 0.15%	155,043.80 0.05%	14 Months	0 0.00%	0.00 0.00%	26 Months	0 0.00%	0.00 0.00%	38 Months	0 0.00%	0.00 0.00%	50 Months	0 0.00%	0.00 0.00%
3 Months	0 0.00%	0.00 0.00%	15 Months	0 0.00%	0.00 0.00%	27 Months	0 0.00%	0.00 0.00%	39 Months	0 0.00%	0.00 0.00%	51 Months	0 0.00%	0.00 0.00%
4 Months	0 0.00%	0.00 0.00%	16 Months	0 0.00%	0.00 0.00%	28 Months	0 0.00%	0.00 0.00%	40 Months	0 0.00%	0.00 0.00%	52 Months	0 0.00%	0.00 0.00%
5 Months	0 0.00%	0.00 0.00%	17 Months	0 0.00%	0.00 0.00%	29 Months	0 0.00%	0.00 0.00%	41 Months	0 0.00%	0.00 0.00%	53 Months	0 0.00%	0.00 0.00%
6 Months	0 0.00%	0.00 0.00%	18 Months	0 0.00%	0.00 0.00%	30 Months	0 0.00%	0.00 0.00%	42 Months	0 0.00%	0.00 0.00%	54 Months	0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%	19 Months	0 0.00%	0.00 0.00%	31 Months	0 0.00%	0.00 0.00%	43 Months	0 0.00%	0.00 0.00%	55 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%	20 Months	0 0.00%	0.00 0.00%	32 Months	0 0.00%	0.00 0.00%	44 Months	0 0.00%	0.00 0.00%	56 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%	21 Months	0 0.00%	0.00 0.00%	33 Months	0 0.00%	0.00 0.00%	45 Months	0 0.00%	0.00 0.00%	57 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%	22 Months	0 0.00%	0.00 0.00%	34 Months	0 0.00%	0.00 0.00%	46 Months	0 0.00%	0.00 0.00%	58 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%	23 Months	0 0.00%	0.00 0.00%	35 Months	0 0.00%	0.00 0.00%	47 Months	0 0.00%	0.00 0.00%	59 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%	24 Months	0 0.00%	0.00 0.00%	36 Months	0 0.00%	0.00 0.00%	48 Months	0 0.00%	0.00 0.00%	60+ Months	0 0.00%	0.00 0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) * \ldots * (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,139,177.00**	**3,139,177.00**	**100,000.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	96.36264880%	100.00000000%

	Ending Percentage
M-1	1.98460263%
M-2	0.62674114%
M-3	0.41781633%
Class M Total:	3.02916010%
B-1	0.20892480%
B-2	0.20892480%
B-3	0.20893064%
Class B Total:	0.62678024%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

GMAC RFC

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Funding Mortgage Securities I, 2006-S4
November 27, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,283,910.63
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	1,519.32
Total Deposits	3,285,429.95

Uses of Funds	Amount
Transfer to Certificate Account	3,270,879.98
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	14,549.99
Derivative Payment	N/A
Total Withdrawals	3,285,429.97
Ending Balance	0.00